Exhibit 3

Dear Board of Directors:

One month ago, we began publicly sharing our views about your mismanagement of Synacor and have since spoken with many other shareholders who share our concerns. Not a single shareholder has indicated they are pleased with your actions or are confident in the direction of Synacor under your leadership. You have also heard this from shareholders directly, so it is not news to you.

As a Board, you have refused to explain any strategy to turn Synacor around. The Company’s start page business is declining by every metric. We believe that will not change unless it’s combined with a larger, synergistic business and we would like the Board to explain its inaction. Synacor’s management has talked about pursuing the already crowded TV Everywhere and mobile markets where the Company has no meaningful current or historical presence. We’d like the Board to explain how and when those will be sizeable and profitable businesses. Finally, even if Synacor succeeds in capturing a significant share of the authentication market, we’d like the Board to address how this relatively small revenue opportunity will offset larger declines in the core business.

We have repeatedly demanded that the Board halt its CEO search and run a proper sale process to maximize shareholder value. We firmly believe there is inherent value in Syancor’s assets that can be unlocked in a strategic transaction. Further, we believe that there will be interest from multiple parties at prices far in excess of the current share price. Rather than pursuing a value-maximizing transaction, we believe that the Board is blindly pinning its hopes on a new CEO who has yet to be identified. Given the Board’s track record of failed leadership, we expect that the CEO selection you make will be another failure. Absent immediate changes, shareholders will pay for your continued failure through both the forgone opportunity for value maximization now and the $3 to $5 million in relocation expenses, change-of-control payments, and stock options and grants for a new CEO.

We believe that the heart of the problem with the current Board is its Chairman, Jordan Levy and we call for his immediate resignation. Since joining the Board 13 years ago in 2001, Mr. Levy’s failures include:

▪	As chair, leading the Board’s Corporate Governance and Nominating Committee Mr. Levy is responsible for:

o	Synacor’s disgraceful governance practices, including prohibiting shareholders from acting by written consent and staggering election of directors; and

o	consistently rewarding long-standing and ineffective directors (Mr. Levy included) by nominating them for re-election.

▪	As a member of the Board’s Compensation Committee Mr. Levy is accountable for:

o	approving the above-market exit package handed to the out-going CEO; and

o	providing the current Board members (Mr. Levy included) with cash compensation and stock options unjustified by the performance of the Company.

▪	Chairing the Board of Directors which has:

o	overseen a 70% decline in shareholder value since its Series C financing in 2006 and a 50% decline in shareholder value since the IPO in 2012;

o	authorized a $90M “investment” in Research and Development over the past 3 years – 3 times the current value of the Company; and

o	recently authorized a press release campaign to create positive news flow and mislead investors. Examples include “highlighting” previously announced customer wins and announcing as a “new executive” hire the hiring of an executive who joined the Company half a year ago.

The list could go on and on and Synacor is not a unique failure for Mr. Levy. His participation on other boards has been no less disastrous.

Immediate Board change is needed. There is no possible justification for giving yourselves more time to work on your stated goal of “maximizing long-term value.” Many other shareholders feel the same.

If you doubt in any way that a significant majority of shareholders desire immediate change on the Board, we demand that the Board call a Special Meeting and allow shareholders to vote on whether the Board should seek and effect the immediate:

▪	resignation or removal of Chairman Jordan Levy;

▪	expansion of the size of the Board from 6 members to 7 members; and

▪	addition of two new members of the Board recommended by shareholders.

We look forward to the Board finally doing right by the Company’s shareholders and promptly calling a Special Meeting of shareholders for this purpose.

Sincerely,

Michael Torok	Bart Kool
JEC Capital Partners	Ratio Capital Management